Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2005
                        Commission File Number: 001-06439

                                SONY CORPORATION
                 (Translation of registrant's name into English)
             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,


                            Form 20-F X Form 40-F __




Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes_ No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    SONY CORPORATION
                                                      (Registrant)




                                              By:__ /s/  Katsumi Ihara
                                                 (Signature)

                                                 Katsumi Ihara
                                                 Executive Deputy President,
                                                 Group Chief Strategy Officer
                                                 and Chief Financial Officer



Date: January 27, 2005



List of materials


Documents attached hereto:


i) A press release regarding Results of Tracking Stock





                                                       6-7-35 Kita-shinagawa
                                                       Shinagawa-ku
                                                       Tokyo, 141-0001 Japan

                                                       No.05-002E
                                                       2005/1/27
                                                       14:30

Subsidiary Tracking Stock
Sony Communication Network Corporation
Consolidated Financial Results for the quarter ended December 31, 2004


  Sony Communication Network Corporation (hereinafter, the "SCN Group"), a subsidiary the performance of which is linked to a tracking stock issued by Sony Corporation, announced today its consolidated results for the third quarter ended December 31, 2004 (the period from October 1, 2004 to December 31, 2004) and the nine-month period ended December 31, 2004 (the period from April 1, 2004 to December 31, 2004).
  These results are based on the generally accepted accounting standards of Japan.

- For the three months ended December 31, 2004, as in the prior quarter, increase in revenue and a large increase in income compared to the year earlier period.
     During the quarter under review, sales increased 2.8% compared with the year earlier period, to 9,854 million yen. Operating income of 902 million yen was recorded, compared with an operating loss of 463 million yen in the year earlier period. Ordinary income of 944 million yen, compared with an ordinary loss of 504 million yen in the year earlier period, was recorded. Net income increased 166.8% compared with the year earlier period, to 778 million yen.
- So-net subscribers total 2.37 million, of which 610,000 are broadband subscribers
     Compared with the end of the year earlier period, the number of broadband subscribers increased by 90,000 from 520,000 to 610,000. Also, the total number of subscribers increased by 70,000 from 2.30 million at the end of the year earlier period to 2.37 million.
-    Fiscal Year 2004 Forecast
     For the nine month period ended December 31, 2004, sales were 29,494 million yen compared with 28,604 million yen in the year earlier period. Operating income was 2,402 million yen, compared with an operating loss of 926 million yen in the year earlier period. Ordinary income of 2,435 million yen was recorded, compared with a loss of 917 million yen in the year earlier period, and net income of 3,538 million yen was recorded, compared with a net loss of 92 million yen in the year earlier period. Given these results for the first nine months of the fiscal year, there are no changes to the forecast of consolidated results announced on October
     28, 2004.
     However, the expected number of So-net subscribers as of the end of the year ending March 31, 2005 has been revised from 2.35 million to 2.40 million.

Consolidated Results for the quarter ended December 31, 2004 (Millions of Yen)
------------------------------------------------------------
                                              Three months ended December 31
                                             2003              2004  Change (%)
Sales                                       9,590             9,854       +2.8
Operating income (loss)                      (463)              902          -
Ordinary income (loss)                       (504)              944          -
Net income (loss)                            (292)              778      166.8

Consolidated Results for the nine-months ended December 31, 2004
----------------------------------------------------------------
                                                             (Millions of Yen)
                                             Nine-months ended December 31
                                            2003              2004  Change (%)
Sales                                     28,604            29,494       +3.1
Operating income (loss)                     (926)            2,402          -
Ordinary income (loss)                      (917)            2,435          -
Net income (loss)                            (92)            3,538          -


Summary of Consolidated Operations (October 1, 2004 to December 31, 2004)
----------------------------------
Regarding sales, during the quarter under review, sales increased 2.8% to 9,854 million yen, compared with 9,590 million yen in the year earlier period. In the area of Internet provider services, the number of new subscribers to ADSL and FTTH continued to increase at a steady pace. As a result, the number of So-net broadband subscribers increased by 90,000 from the year earlier period to 610,000. However, the number of narrowband subscribers decreased, and as a result, sales in this area decreased.
In the area of Internet-related services, sales increased. This was mainly a result of an increase in content-related sales and viewer fees for CS broadcasting, as well as an increase in sales at subsidiaries. Also, there was an increase in the area of merchandise sales.
Furthermore, the total number of So-net subscribers at the end of the period under review increased 70,000 from the end of the year earlier period, to 2.37 million. This was mainly a result of increases in broadband subscribers and content users.

Regarding operating income, there was a significant improvement. During the quarter under review, an operating profit of 902 million yen was recorded, compared with an operating loss of 463 million yen in the year earlier period. The main factor in the improvement was a series of cost reductions. For example, for the item cost of sales, there were reductions in outsourcing costs and network usage costs, as well as lease of servers and others, relating to the integration of access points. Furthermore, for the item selling, general and administrative expenses, although there were increases in costs relating to customer acquisitions, there were reductions in costs for outsourcing work stemming from more efficient use of call centers and from a significant review of sales promotion expenses and television marketing campaigns. Also, the quarter saw improvement in the profitability of subsidiaries.

Regarding ordinary income, there was significant improvement. During the quarter under review, ordinary income of 944 million yen was recorded, compared with an ordinary loss of 504 million yen in the year earlier period.
Under the item of non-operating income, equity income of 32 million yen was recorded. The item of non-operating expenses included loss on disposal of tangible fixed assets.

Regarding net income before income taxes, during the quarter under review, there was an increase of 958.5%, to 1,441 million yen, from 136 million yen in the year earlier period. This included an extraordinary gain of 532 million yen under gain on sales of subsidiary stock, stemming from over-allotment proceeds from the public offering of So-net M3. Inc. on the Tokyo Stock Exchange Mothers Board. On the other hand, an extraordinary loss of 37 million yen was recorded relating to a relocation of a part of call center. Also, the current and deferred income taxes totaled 625 million yen. Minority interest income was 38 million yen.

Regarding net income, compared with net income of 292 million yen during the year earlier period, net income during the quarter under review increased 166.8% to 778 million yen.


Sales by Category

Three-months ended December 31, 2004
------------------------------------
                     Three months   Percentage Three months  Percentage Year-on-
                     ended          of total   ended            of        year
                     Dec. 31,2003     (%)      Dec. 31,2004   total     change
                     (millions                 (millions        (%)       (%)
                     of yen)                   of yen)

Operating  Internet         7,656        79.8     7,124        72.3        (7.0)
revenue    provider
           services
           Internet-        1,689        17.6     2,410        24.5        42.7
           related
           services
Merchandise sales             245         2.6       320         3.2        30.7
Total                       9,590       100.0     9,854       100.0         2.8


Nine-months ended December 31, 2004
-----------------------------------

                 Nine-months      Percentage  Nine-months   Percentage  Year-on-
                 ended             of total   ended            of         year
                 Dec. 31,2003       (%)       Dec. 31,2004    total      change
                 (millions                    (millions       (%)         (%)
                 of yen)                      of yen)

Operating  Internet        23,295        81.4    21,732        73.7        (6.7)
revenue    provider
           services
           Internet-        4,657        16.3     6,988        23.7        50.1
           related
           services
Merchandise sales             653         2.3       774         2.6        18.6
Total                      28,604       100.0    29,494       100.0         3.1


Operating revenue
ISP services
In this category, in order to meet customer needs, particularly for ADSL and FTTH, the SCN Group worked at the end of the year to carry out customer acquisition activities utilizing ADSL and FTTH. As a result, the number of broadband So-net subscribers increased to 610,000, and the total number of subscribers increased to 2.37 million. On the other hand, the impact of narrowband subscribers canceling their service plans resulted in an overall decrease in sales in this category of 7.0%, to 7,124 million yen. Such sales accounted for 72.3% of total sales.

Internet-related services
In this category, sales of consolidated subsidiaries increased smoothly, including those of travel-related site Skygate, Co., Ltd. and medical-related site So-net M3 Inc. Also, there were increases in CS broadcasting viewer fees, such as for Korean dramas, as well as increases in management fees for authentication and settlement systems related to online games. As a result, sales in this category during the quarter under review increased 42.7% to 2,410 million yen. Sales in this category accounted for 24.5% of total sales.

Merchandise sales
In this category, there were contributions from sales of products related to fashion sites, as well as those related to sporting and theater events. As a result, sales in this category during the quarter under review increased 30.7% to 320 million yen. Sales in this category accounted for 3.2% of total sales.


Results of Consolidated Subsidiaries and of Affiliated Companies Accounted for by the Equity Method

The SCN Group includes the following four consolidated subsidiaries: So-net Sports.com Corp., So-net M3 Inc., So-net M3 U.S.A. Corp., and Skygate, Co., Ltd. Regarding Label Gate Co., Ltd., accounted for by the equity method, although there was a significant expansion of distributions, stemming from steps such as the start of album downloads and an increase in the number of songs offered, the company has not yet reached the stage of recording profits.
DeNA Co., Ltd. has continued to record profits by increasing the number of goods offered for auctions and shopping, and at the same time it has strengthened "mobaoku" its auction site for cellular phones.
As a result, during the quarter under review, equity income of 32 million yen was recorded, compared with equity income of 14 million yen in the year earlier period.
Also, on January 13, 2005, the listing of DeNA Co., Ltd. on the Tokyo Stock Exchange Mothers Board was approved.


Cash Flow (April 1, 2004 to December 31, 2004)

Cash and cash equivalents were 10,120 million yen at the end of the nine-month period ended December 31, 2004, an increase of 7,792 million yen from the end of year earlier period, and an increase of 7,938 million yen from the end of the prior fiscal year. During the nine-month period under review, the SCN Group generated 3,090 million yen of cash in operating activities, generated 2,650 million yen of cash in investing activities, and generated 2,201 million yen of cash in financing activities.

Cash flows from operating activities

During the nine-month period ended December 31, 2004, regarding cash flows from operating activities, the SCN Group generated 3,090 million yen, compared with the nine-month period ended December 31, 2003 when the SCN Group generated 41 million yen. During the period under review, the main factors included net income before income taxes of 5,815 million yen, compared with a net loss before income taxes of 305 million yen in the year earlier period. Included in net income before income taxes during the period under review were gain on sale of subsidiary stock of 2,876 million yen, 2,795 million yen larger than gain on sale of investment in affiliate of 81 million yen in the year earlier period and gain on issuance of subsidiary stock that was non-cash gain, of 1,823 million yen, 1,209 million yen larger than gain on issuance of stock by equity investee of 613 million yen in the year earlier period.

Cash flows from investing activities

During the nine-month period ended December 31, 2004, regarding cash flows from investing activities, the SCN Group generated 2,650 million yen, compared with the nine-month period ended December 31, 2003 when the SCN Group used 296 million yen. The main factor in the period under review was proceeds of 3,162 million yen stemming from gain on sales of subsidiary stock, which was the stock offering when consolidated subsidiary So-net M3 Inc. listed on the Tokyo Stock Exchange Mothers Board. Also, although repayment of loan from affiliate companies decreased from 732 million yen in the year earlier period to 53 million yen, outlays for acquisition of intangible assets such as connection services, e-commerce related systems, and homepage development were held down through careful consideration to 476 million yen, from 728 million yen in the year earlier period.

Cash flows from financing activities

During the nine-month period ended December 31, 2004, regarding cash flows from financing activities, the SCN Group generated 2,201 million yen, while during the nine-month period ended December 31, 2003, the SCN Group used 800 million yen. During the period under review, this reflected the issuance of new stock at the time of the listing of the Group's consolidated subsidiary So-net M3 Inc. on the Tokyo Stock Exchange Mothers board.

For inquiries, please contact:
Sony Corp., IR Office
7-35, Kita-Shinagawa 6-chome Shinagawa-ku, Tokyo 141-0001    Tel: (03) 5448-2180
www.sony.co.jp/IR/

Sony Communication Network Corporation, IR Section
7-35, Kita-Shinagawa 4-chome Shinagawa-ku, Tokyo 141-0001    Tel: (03) 3446-7210
www.so-net.ne.jp/corporation/IR/

Condensed Consolidated Statements of Income (Unaudited)
For the three-months ended December 31, 2004                   (Millions of yen)
--------------------------------------------                   -----------------
                                             Three-months ended December 31
                                         2003              2004           Change
                                     -------------    ---------------     ------
Sales                                        9,590              9,854       2.8%
Cost of sales                                5,963              5,302
Gross profit                                 3,627              4,552
Selling, general and administrative          4,090              3,650
 expenses
Operating income (loss)                       (463)               902         -%
Non-operating income
 Equity in net income of affiliated    14                32
  companies
 Other                                  1       15       20        52
Non-operating expenses                          56                 10
Ordinary income (loss)                        (504)               944         -%
Extraordinary gain
 Gain on sale of investment in         81               532
  affiliate and subsidiary stock
 Gain on issuance of stock by equity  613      695        1       533
  investee and subsidiary stock
Extraordinary loss
 Loss on withdrawal from certain       54                 -
  operations
 Loss from relocation of certain        -       54       37        37
  business unit
Net income before income taxes                 136              1,441     958.5%
Income tax current                   (132)              550
Income tax deferred                   (29)    (162)      75       625
Minority interest income                         6                 38
Net income                                     292                778     166.8%


For the nine-months ended December 31, 2004                    (Millions of yen)
-------------------------------------------                    -----------------
                                            Nine-months ended December 31
                                         2003               2004          Change
                                     -------------    ---------------     ------
Sales                                       28,604             29,494       3.1%
Cost of sales                               17,805             16,485
Gross profit                                10,799             13,009
Selling, general and administrative         11,725             10,607
 expenses
Operating income (loss)                       (926)             2,402         -%
Non-operating income
 Equity in net income of affiliated     -                 41
  companies
 Other                                208      208        85      126
Non-operating expenses
 Equity in net loss of affiliated       4                  -
  companies
 Other                                194      198        93       93
Ordinary income (loss)                        (917)             2,435         -%
Extraordinary gain
 Gain on sale of investment in         81              2,876
  affiliate and subsidiary stock
 Gain on issuance of stock by equity  613              1,823
  investee and subsidiary stock
 Gain on sale of fixed assets           -      695        25    4,724
Extraordinary loss
 Loss on revaluation of investments    28                878
  in other securities
 Loss on impairment of long-lived       -                295
  assets
 Provision for allowance for doubtful   -                133
  accounts
 Loss on withdrawal from certain       54                  -
  operations
 Loss on issuance of stock by equity    1                  0
  investee
 Loss from relocation of certain        -       83        37    1,344
  business unit
Net income (loss) before income               (305)             5,815         -%
 taxes
Income tax current                    (54)             1,990
Income tax deferred                  (179)    (232)      229    2,219
Minority interest income                        20                 58
Net income                                     (92)             3,538         -%


Condensed Consolidated Balance Sheets (Unaudited)
-------------------------------------------------
                                                             (Millions of yen)
                                        December 31   March 31    December 31
                                               2003       2004           2004
ASSETS                                  -----------  ---------    ------------
Current assets                                7,836      7,363         15,408
                                        -----------  ---------    ------------
 Cash and bank deposit                          644        840          3,553
 Notes and account receivable, trade          3,871      3,891          3,869
 Inventories                                    137        130            139
 Deposits in Sony group company               1,684      1,342          6,567
 Other                                        1,543      1,183          1,341
 Allowance for bad debt                         (43)       (23)           (61)
Noncurrent assets                             5,645      5,637          4,248
                                        -----------  ---------    ------------
 Property, plant and equipment                  294        256            232
                                        -----------  ---------    ------------
 Intangible assets                            2,407      2,263          2,156
                                        -----------  ---------    ------------
      Software                                1,265      1,286          1,614
      Goodwill                                  870        708            496
      Other                                     271        269             47
 Investment and other assets                  2,945      3,118          1,860
                                        -----------  ---------    ------------
      Investment in affiliates and others     1,526      1,495            707
      Other                                   1,419      1,623          1,242
      Allowance for bad debt                      -          -            (89)
                                        -----------  ---------    ------------
Total assets                                 13,481     13,001         19,656
                                        -----------  ---------    ------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities                           5,356      5,167          7,255
                                        -----------  ---------    ------------
 Account payable, trade                       2,631      2,463          2,744
 Accrued expense                              2,021      1,711          1,613
 Other                                          704        993          2,898
Long-term liabilities                           130        140            431
                                                ---        ---            ---
Total liabilities                             5,487      5,306          7,686
                                        -----------  ---------    ------------
Minority interest                                53         58            793
                                        -----------  ---------    ------------
 Common stock                                 5,246      5,246          5,246
 Additional paid-in capital                   4,765      4,765          4,765
 Retained earnings (accumulated losses)      (2,054)    (2,373)         1,164
 Unrealized exchange gains (losses) of          (14)         -              1
  investment securities
 Foreign currency translation adjustments        (1)        (1)             1
                                        -----------  ---------    ------------
Total stockholders' equity                    7,942      7,636         11,177
                                        -----------  ---------    ------------
Total liabilities and stockholders'          13,481     13,001         19,656
 equity                                 -----------  ---------    ------------

Consolidated Statements of Cash Flow (Unaudited)
                                                             (Millions of yen)
                                                   Nine-months ended December 31
                                                          2003            2004
                                                      ---------      ---------
I. Cash flows from operating activities
    Net income (loss) before income taxes                 (305)          5,815
    Depreciation and amortization                          627             565
    Loss on impairment of long-lived assets                  -             295
    Amortization for goodwill                              234             213
    Equity in net loss (income) of affiliated                4             (41)
     companies
    Gain on issuance of stock by equity investee and      (613)         (1,823)
     subsidiary stock
    Loss on issuance of stock by equity investee             1               0
    Loss on revaluation of investments in other             28             878
     securities
    Gain on sale of investment in affiliate and            (81)         (2,876)
     subsidiary stock
    Stock issuance costs                                     -              13
    Loss on withdrawal from certain operations              54               -
    Loss from transfer of a part of call center              -              37
    Decrease in accrued bonuses                           (155)           (171)
    Increase in accrued severance costs for                 23              15
     employees
    Increase in accrued severance indemnities for           13              13
     directors
    Increase (decrease) in allowance for bad debt           (5)            127
    Increase in customer incentive program                   -              74
    Increase in other accruals                               -               4
    Interest income                                         (2)             (5)
    Interest expenses                                        3               0
    Foreign exchange loss                                    -               4
    Loss on disposal of fixed assets                        85              49
    Loss on sales of tangible fixed assets                   1               0
    Gain on sales of tangible fixed assets                  (0)            (25)
    (Increase) decrease in account receivable, trade       (69)             22
    (Increase) decrease in inventories                     141              (9)
    Increase in other current assets                      (214)           (255)
    Increase in accounts payable, trade                    203             280
    Increase (decrease) in accrued expenses                112            (135)
    Increase in other current liabilities                   82              26
                                                        -------       ---------
   Sub Total                                               167           3,090
                                                        -------       ---------
    Receipt of interest                                      2               5
    Payments for interest                                   (3)             (0)
    Payments for income taxes                             (126)             (5)
                                                        -------       ---------
   Net cash provided by operating activities                41           3,090
                                                        -------       ---------
II. Cash flows from investing activities
     Payment for securities investment                    (122)            (10)
     Proceeds from sales of securities investment          231           3,162
     Payment for acquisition of fixed assets               (34)            (13)
     Proceeds from sales of fixed assets                     1              25
     Payment for acquisition of intangible assets         (728)           (476)
     Proceeds from sales of intangible assets                0               -
     Payment for deposits                                   (4)             (5)
     Proceeds from deposits                                  1               -
     Payments for long term prepaid expenses              (195)            (42)
     Payments for loan                                    (178)            (45)
     Repayment of loan                                     732              53
                                                        -------       ---------
    Net cash provided by (used in) investing              (296)          2,650
     activities                                         -------       ---------
III. Cash flows from financing activities
      Payments of long term debt                          (800)              -
      Proceeds from issuance of subsidiary stock             -           2,201
                                                        -------       ---------
    Net cash provided by (used in) financing              (800)          2,201
     activities                                         -------       ---------

IV. Effect of exchange rate difference on cash and          (1)             (2)
     cash equivalents
V.    Increase (decrease) in cash and cash equivalents  (1,056)          7,938
VI.   Cash and cash equivalents at beginning of year     3,384           2,182
                                                        -------       ---------
VII. Cash and cash equivalents at end of the period      2,328          10,120
                                                        =======       =========

(Notes) Consolidated financial statements of the SCN Group are based on the standards conforming with the Generally Accepted Accounting Principles in Japan.

(For reference)
                                                              (Millions of yen)
                                                              -----------------
                              Three-months ended  Three-months ended     Change
                               December 31, 2003   December 31, 2004         (%)

Increase in fixed assets                      10                  23      142.2
Increase in intangible assets                262                 229      (12.6)
Depreciation of fixed assets                  25                  18      (29.0)
Amortization of intangible assets            203                 152      (25.1)


                               Nine-months ended   Nine-months ended     Change
                               December 31, 2003   December 31, 2004         (%)

Increase in fixed assets                      30                  34       12.3
Increase in intangible assets                745                 589      (20.9)
Depreciation of fixed assets                  75                  53      (28.7)
Amortization of intangible assets            494                 441      (10.6)



Consolidated Results Forecast
-----------------------------

Regarding the forecast of the consolidated results for the fiscal year ending March 31, 2005, there are no changes to the forecast announced on October 28, 2004, which appears below.
However, in connection with the public stock offering by DeNA Co., Ltd., which is expected to occur during the quarter ending March 31, 2005, it is expected that there will be a gain on issuance of stock by equity investee related to the SCN Group's investment in DeNA Co., Ltd. Because the offering price has not been set at the present time, the impact of this offering is not included in the below forecast.

(For reference)

(Millions of yen)
Consolidated Results        FY 03 actual       FY 04 forecast           Change
--------------------        ------------       --------------           ------
Sales                             38,166               40,000             +4.8%
Operating income (loss)             (870)               2,500           +3,370
Operating income (loss)             (911)               2,500           +3,411
Net income (loss)                   (412)               3,300           +3,712




Cautionary statement:
---------------------
Statements made in this release with respect to Sony Corporation and Sony Communication Network's ("SCN") current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of SCN. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Therefore, SCN cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.